EXHIBIT 99 - NEWS RELEASE -THIRD QUARTER RESULTS


CONTACT:
  Richard Becht
  (716) 655-3800

FOR IMMEDIATE RELEASE


        ACME ELECTRIC CORPORATION REPORTS THIRD QUARTER RESULTS

     EAST AURORA, N.Y., April 24, 2000 -- Acme Electric Corporation (Nasdaq: ACEE) announced today that, for the third quarter ended April 1, 2000, net sales were $20,989,000 with net income of $672,000, or $.13 per share, compared with sales of $19,100,000 and net income of $762,000, or $.15 per share, for the comparable period last year.

     Sales for the thirty-nine-week period ending April 1, 2000, were $59,507,000, resulting in net income of $2,031,000, or $.40 per share, compared with sales of $60,281,000 with net income of $1,686,000, or $.33 per share for the comparable period of the previous year.

     Robert J. McKenna, Chairman and CEO, stated that, "Sales increased 9.9% over the prior year quarter, but earnings declined from $762,000 to $672,000 due, primarily to costs associated with the start up of our new Monterrey, Mexico, plant. Several new programs are in development and will move into production over the next nine months. We expect a solid fourth quarter and continuing progress through next year."

     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.

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ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except per share data)


                                13 Weeks Ended       39 Weeks Ended
                              04/01/00  04/03/99  04/01/00  04/03/99
                              --------  --------  --------  --------
Net Sales                      $20,989   $19,100   $59,507   $60,281

Net Income                        $672      $762    $2,031    $1,686

Net Income Per Common Share
  Basic                           $.13      $.15      $.40      $.33
  Diluted                         $.13      $.15      $.40      $.33

Weighted Average Number of Shares
  Outstanding Used to Compute
  Income Per Common Share:
    Basic                        5,076     5,061     5,074     5,057
    Diluted                      5,141     5,097     5,137     5,084


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